EXHIBIT J


                               LINPAC MOULDINGS LIMITED





                                   December 2, 1994






          ROPAK CORPORATION
          660 S. State College Blvd.
          Fullerton, CA  92631-5138
          Attn:  William Roper

          Dear Bill:

                    This letter is to confirm our agreement with respect to LINPAC's purchase of Ropak common stock. LINPAC will not purchase any Ropak common stock during the period from December 2, 1994 through December 16, 1994. However, during this period, LINPAC reserves the right to convert its preferred stock in Ropak's Canadian subsidiary to Ropak common stock and exercise its option to purchase Ropak common stock pursuant to the Agreement with various Roper Family members.


                                        Very truly yours,

                                        LINPAC MOULDINGS LIMITED



                                        By: /s/ David Williams
                                            David Williams